UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 1)*
THE SECURITIES EXCHANGE ACT OF 1934

Valaris Limited
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

G9460G101
(CUSIP Number)

Famatown Finance Limited
c/o Seatankers Management Co. Ltd
Deana Beach Apartments,  Block 1, 4th Floor,
33 Promachon Eleftherias Street
Ayios Athanasios
4103 Limassol
Cyprus
Attn: Spyros Episkopou
+ (357) 25-858-300

with a copy to:
Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1  (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,390,153

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,390,153

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,390,153

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.187%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS
Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,390,153

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,390,153

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,390,153

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.187%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS
C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,390,153

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,390,153

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

5,390,153

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.187%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited and owned by Famatown Finance Limited.  The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and Mr. Fredriksen disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

This Amendment No. 1 (this “Amendment No. 1”) amends and restates the Schedule 13D (the “Schedule 13D”) filed by Famatown Finance Limited, a Cyprus company (“Famatown”); Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”); and C.K. Limited, a Jersey company (“C.K. Limited”) on December 23, 2021, with respect to the common shares, $0.01 par value per share (the “Common Shares”) of Valaris Limited (the “Issuer”). Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the Common Shares of the Issuer. The principal executive office of the Issuer is Clarendon House, 2 Church Street, Hamilton, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:

(i) Famatown;

(ii) Greenwich Holdings; and

(iii) C.K. Limited.

Famatown, Greenwich Holdings and C.K. Limited are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Famatown. The shares of Famatown and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.

(a., b., c. and f.)

(i) The address of Famatown’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Greenwich Holdings’ principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Leoforos Nikis 1, 4108 Ayios Athansios, Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iii) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown and Greenwich Holdings. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Le Vesconte is a citizen of Jersey.
Lewis James Glyn Williams	Director	Mr. Williams principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Williams is a citizen of Jersey.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of 5,390,153 Common Shares of the Issuer held in the account of Famatown was $183,095,472, representing the working capital of Famatown.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

Item 4.	Purpose of Transaction.

On December 9, 2021, Famatown, the Issuer and the other parties thereto entered into a support agreement (the “Support Agreement”), pursuant to which the Issuer agreed, subject to the satisfaction of certain conditions specified in the Support Agreement, to appoint a representative of Famatown as an observer (the “Observer Right”) to the board of directors of the Issuer (the “Board”) until the Issuer’s 2022 annual general meeting to be held on June 8, 2022 (the “2022 Annual General Meeting”).  In addition, if prior to the 2022 Annual General Meeting Famatown acquired additional Common Shares in an amount that the Board deemed sufficient, the Issuer would appoint to the Board the board observer or another individual nominated by Famatown that is reasonably acceptable to the Board (the “Famatown Director” and such appointment, collectively with the Observer Right, the “Appointment Rights”). The Support Agreement contains customary standstill and voting commitments and certain important conditions, including to the Appointment Rights.

On April 18, 2022, the Board determined to include Gunnar Eliassen as the Famatown Director on the Issuer’s slate of director nominees for the 2022 Annual General Meeting.

Pursuant to the Support Agreement, the Famatown Director will tender his resignation as a director if Famatown sells the Issuer’s shares and after giving effect to such sale Famatown’s aggregate beneficial ownership falls below certain thresholds set forth in the Support Agreement. Furthermore, Famatown has agreed to vote “For” the Issuer’s resolutions set forth in the Proxy Statement at the 2022 Annual General Meeting.

The Support Agreement, including the Appointment Rights and the standstill and voting commitments, terminates following the completion of the 2022 Annual General Meeting. If, however, the Famatown Director is elected to serve on the Board, the term of the Support Agreement will be extended until the close of business on the 30th business day prior to the advance notice deadline for shareholder nominations of directors to be proposed for appointment at the annual general meeting of the Issuer’s shareholders immediately following the meeting at which the Famatown Director is elected.

The foregoing description of the Support Agreement is not complete and is qualified in its entirety by the full text of the Support Agreement, which is attached hereto as Exhibit B and is incorporated herein by reference.

On December 9, 2021, Famatown issued a press release, attached hereto as Exhibit C, commenting on its investment in the Issuer, including its investment philosophy, sector outlook, investment rationale and ambition to create shareholder value in the Issuer.

In accordance with the terms of the Support Agreement, representatives of the Reporting Persons plan to engage in discussions from time to time with the Board and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer.  The Reporting Persons may effect transactions that would change the number of shares it may be deemed to beneficially own.  The Reporting Persons have acquired Common Shares for investment purposes.  The Reporting Persons evaluate their investment in the Common Shares on continual basis.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to the Issuer’s Quarterly Report on Form 10-Q, which was filed with the U.S. Securities and Exchange Commission on May 3, 2022, there were 75,001,107 Common Shares issued and outstanding as of April 28, 2022.  The Reporting Persons report beneficial ownership of the following Common Shares:

Famatown may be deemed to be the owner of 5,390,153 Common Shares, constituting 7.187% of the Common Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 5,390,153 Common Shares. Famatown has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 5,390,153 Common Shares.

Greenwich Holdings, through Famatown, may be deemed to be the beneficial owner of 5,390,153 Common Shares, constituting 7.187% of the Common Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 5,390,153 Common Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 5,390,153 Common Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 5,390,153 Common Shares, constituting 7.187% of Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 5,390,153 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 5,390,153 Common Shares.

(c)
To the best of the Reporting Persons’ knowledge, transactions in the Common Shares effected in open market purchases by the Reporting Persons during the past 60 days are set forth on Schedule 1 to this Schedule 13D.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person’s response to Item 4 is incorporated by reference into this Item 6.  To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement
Exhibit B – Support Agreement, dated as of December 9, 2021, among Valaris Limited, Famatown Finance Limited and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 9, 2021)
Exhibit C – Famatown Press Release, dated December 9, 2021
Schedule 1 – Information with Respect to Transactions Effected

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2022
FAMATOWN FINANCE LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

C.K. LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the Common Shares of the Issuer.

Date: June 6, 2022
FAMATOWN FINANCE LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

C.K. LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

EXHIBIT C

PRESS RELEASE
DATED DECEMBER 9, 2021
Famatown Comments on Valaris Investment

Cyprus, December 9, 2021 – Famatown Finance Limited (“Famatown”), a company indirectly controlled by trusts settled by Mr. John Fredriksen1 and a member of the Seatankers Group, today announced that it has accumulated through open market transactions approximately 5.0% of the common shares of Valaris Limited (NYSE: VAL) (“Valaris”) and has executed a support agreement with Valaris reflecting the Seatankers Group’s support of and commitment to the Company.
The Seatankers Group holds significant interests within industries such as shipping and energy, oil services and diversified industrials. These investments include, among others, a strategic ownership position in 14 publicly listed companies, of which five are U.S. listed with a combined enterprise value of approximately $45 billion. Supported by the Seatankers Group’s active involvement as a major shareholder, these companies have over the last ten years executed private and public transactions with a combined value of approximately $75 billion and created significant shareholder value.
The Seatankers Group’s investment philosophy is comprised of core tenets that include: (i) targeting industry leaders in their respective spaces, (ii) identifying advantageous timing for potential investments, (iii) executing such investments with a focus on shareholder returns, and (iv) providing long-term shareholder support, as applicable.
Following several years of headwinds, the Seatankers Group believes the offshore drilling industry is in the early stages of an exciting recovery, driven by industry consolidation and a growing recognition of a need for sustained drilling activity to facilitate an orderly energy transition over time. This inflexion point, which is seeing utilization and dayrates rapidly recovering, coincides with low asset values across the offshore drilling sector.
The Seatankers Group also believes continued industry consolidation is critical and that Valaris will be an industry leader in the years to come, and that it represents by far the most compelling value proposition for investors in what is an increasingly attractive industry.
Investment Rationale
•	Valaris is well placed to be an industry consolidator given its best-in-class balance sheet and its market-leading fleet of high-quality assets;

•
Valaris has traded at a discount on implied rig values relative to its major peers since emergence, as highlighted in its own October 2021 investor presentation. The Seatankers Group is supportive of the progress that has been made in closing this gap and believes that significant upside still remains in this regard;

•	Additionally, the current enterprise value of Valaris is a fraction of the enterprise value pre-pandemic levels and could represent further material upside should an accelerated market recovery occur;

•
Valaris has been highly successful lately in securing additional backlog, which is accretive compared to its current valuation. Further, Valaris’ remaining idle drilling units are well positioned to win accretive contracts in the near term;

•	The Seatankers Group believes the market substantially underestimates the strategic and financial value of Valaris’ ARO joint venture with Saudi Aramco; and

•
Finally, in its assessment of Valaris, the Seatankers Group has recognized the significant earnings potential of the Valaris fleet. With continued best in class execution and a general market recovery, the Seatankers Group believes Valaris could be in a position to generate annual EBITDA in excess of $1.0 billion in the future.

With decades of experience and a network in the offshore drilling industry, the Seatankers Group is confident it can be helpful in accelerating Valaris along the attractive trajectory it is already on. The Seatankers Group has confidence in the Valaris management team and board of Directors and is very excited about the prospects of increased involvement through potential Board representation should Famatown acquire additional shares in an amount the Valaris Board deems sufficient.

The Seatankers Group’s ambition is to create shareholder value and it is determined to be a long-term shareholder of Valaris. Famatown may increase its position further from today’s levels.

Cautionary Statements

Statements contained in this press release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and similar words and specifically include statements relating to future financial performance and shareholder value. Forward-looking statements are aspirational and are not guarantees or promises that such expectations, plans, or goals will be met. They are also subject to numerous risks, uncertainties and assumptions that may cause actual results to vary materially from those indicated. Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking or other statements, except as required by law and notwithstanding any historical practice of doing so.

Investor & Media Contact:
Elena Varnava
elena.varnava@seatankers.com.cy
+ 357 25 858300

________________________
1 The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in the Shares and Mr. Fredriksen disclaims any control over these Shares, save for any indirect influence he may have with the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Schedule 1
Transactions Effected in the Past 60 Days

The following transactions in the Common Shares were effected in open market purchases by Famatown Finance Limited in the past sixty (60) days:

Date	Amount of Shares Bought/(Sold)	Approx. Price ($) per Share
4/25/2022	130,000	47.895
4/26/2022	143,955	49.534